SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 19, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☐☐ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☐

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on March 19, 2012 on the Hong Kong Stock Exchange’s website at: http://www.hkexnews.hk/listedco/listconews/sehk/2012/0316/LTN20120316562.pdf with respect to revision of annual cap for the provision of deposit of money services pursuant to the financial services agreement, which constitutes continuing connected transactions of the Company, entered into between the Company and Southern Airlines Group Finance Company Limited on 8 November 2010.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: March 19, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS

REVISION OF ANNUAL CAP

FOR THE PROVISION OF DEPOSITS SERVICES

Reference is made to the Announcements dated 12 November 2004, 15 November 2007 and 8 November 2010 in relation to, among others, the Provision of Deposit Services and the Provision of Loan Services between the Parties.

The Directors have been closely monitoring the Provision of Deposit Services. However, in the light of the increase in the amount of deposits actually required to be placed by the Group with the Finance Company exceeds the original projection, the original Cap will no longer be sufficient to cover the maximum daily balance of the deposits to be placed by the Group with the Finance Company during the remaining term of the Financial Services Agreement. Accordingly, the Company and the Finance Company entered into the Supplemental Agreement on 16 March 2012 to revise the Cap for the period from the date on which the Supplemental Agreement is approved up to 31 December 2012 and the financial year ending 31 December 2013 from RMB 4 billion to RMB 6 billion in order to comply with Rule 14A.36 of the Listing Rules.

As the Finance Company is a connected person of the Company under the Listing Rules, the Provision of Deposit Services constitutes continuing connected transactions of the Company under the Listing Rules. As each of the relevant percentage ratios (except for the profits ratio which is not applicable) for the revised Cap is higher than 5% but less than 25% on an annual basis, the Provision of Deposit Services constitutes a non-exempt continuing connected transaction under Rule 14A.35 of the Listing Rules and is subject to the reporting, annual review, announcement and the independent shareholders’ approval requirements under Rule 14A.48 of the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules and thus a discloseable transaction under Chapter 14 of the Listing Rules.

The Provision of Loan Services provided by the Finance Company to the Group would amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms similar or even more favourable than those offered from independent third parties for comparable services in the PRC and which is exempt under Rule 14A.65(4) of the Listing Rules from all reporting, annual review, announcement and independent shareholders' approval requirements since no security over the assets of the Group granted in respect of the loan.

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CSAHC and its associates are required to abstain from voting in respect of the proposed resolution to approve the revised Cap.

The Company will send a circular containing, among other things, a letter of advice from the independent financial adviser to both the Independent Board Committee and the Independent Shareholders and a letter of recommendation from the Independent Board Committee to the Independent Shareholders and the details of the general meeting to be held to approve the Supplemental Agreement and the revised Cap on or before 16 April 2012 in accordance with the Listing Rules.

The Supplemental Agreement is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

Reference is made to the Announcements dated 12 November 2004, 15 November 2007 and 8 November 2010 in relation to, among others, the Provision of Deposit Services and the Provision of Loan Services between the Parties.

SUPPLEMENTAL AGREEMENT

Date

16 March 2012 (after trading hours)

Parties

(a)	The Company, its principal business activity of the Company is that of civil aviation.

(b)	The Finance Company, a non wholly-owned subsidiary of CSAHC which is owned as to approximately 66.02% by CSAHC and its wholly-owned subsidiary, 33.98% by the Company together with its five subsidiaries. The principal business activity of the Finance Company is that of providing financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC.

Subject matter

Pursuant to the Supplemental Agreement, the parties have agreed to revise each of the Cap in relation to the Provision of Deposit Services and the annual cap for the Provision of the Loan Services for the period from the date on which the Supplemental Agreement is approved up to 31 December 2012 and the year ending 31 December 2013 from RMB 4 billion to RMB 6 billion, subject to the Independent Shareholders' approval. Save as the said revision, all other terms of the Financial Services Agreement (as disclosed below) shall remain unchanged. The Supplemental Agreement shall be effective from the date of obtaining the Independent Shareholders' approval at the general meeting.

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Provision of the Deposit Services

Pursuant to the Financial Services Agreement, the Finance Company shall provide to the Group financial services, inter alia, the Provision of the Deposit Services. The Finance Company shall accept deposit of money from the Group at interest rates not lower than those set by the PBOC for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money with certain banks including Industrial and Commercial Bank of China, China Construction Bank, Bank of Agriculture, Bank of Communications, Bank of China Limited, China Merchants Bank Co. Ltd. and Standard Chartered Bank (China), etc.

The Company is not subject to any extra charges for depositing money with the Finance Company. For the other financial services provided by the Finance Company under the Financial Services Agreement, the Company is liable to pay the Finance Company the standard charging rates set by the PBOC. The PRC commercial banks also charge similar charging rates set by the PBOC.

Further, the interest rate for the Group’s deposits with the Finance Company shall not be lower than the basis rate allowed by the PBOC for the same type of deposit and, subject to the above, the interest rate payable shall be same as or higher than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher).

The Financial Services Agreement is for a fixed term of 3 years, commencing from 1 January 2011 to 31 December 2013, and is renewable, subject to the compliance with the applicable requirements under the Listing Rules, by an application in writing by the Company not less than 30 days before the end of the fixed term.

Proposed revised Cap

The revised Cap of RMB 6 billion is determined principally by reference to:

(i)	the strengthening of the capital base and cash deposits of the Company as a result of the non-public issuance of shares in 2010 and the two consecutive profits-making financial years;

(ii)	the cash flow position of the Group. The amount of cash and cash equivalents held by the Group and the Company as at 30 September 2011 were RMB13.301 billion and RMB7.35 billion, representing an increase of 63.56% and 48.67% as compared with RMB8.132 billion and RMB4.944 billion as at 30 September 2010, respectively (unaudited);

(iii)	the previous cap of RMB 4 billion provided for the Provision of the Deposit Services under the Financial Services Agreement (details of which are provided in the Announcements);

(iv)	the maximum historical daily balance of the deposits of the Group with the Finance Company was close to RMB 4 billon during the third quarter of 2011 (as provided above which had indicated that the original Cap for the year ended 31 December 2011 had been nearly fully utilized). The original Cap is insufficient to cover the need of the Company; and

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(v)	the persistent strong national economy and a stable growth of the aviation transportation industry, the stable increase of the operation scale of the Company and the increase of the deposits and loans demand. The increase of the operation scale of the Group also needs more sources of funds and financial services. It is anticipated that the revenue of the Company will increase at 8% per annum. Based on the amount of RMB deposits of the Company as at 30 September 2011, assuming that the Company will place approximately 70% of its RMB deposits with the Finance Company, the amount of RMB deposits of the Company as at 31 December 2013 will be approximately RMB 6 billion, so the maximum daily amount of the deposit/loan shall be revised from RMB 4 billion to RMB 6 billion. Such projection is assumed solely for the purpose of determining the Cap and shall not be regarded as any indication directly or indirectly as to the respective revenue, profitability or trading prospects of the Group.

Historical figures

The historical figures relating to the Provision of Deposit Services, during the three financial years ended 31 December 2011, were as follows:

	Balance of the deposits placed with the Finance Company as at RMB (’000,000)	Balance of the outstanding loans provided by the Finance Company as at RMB (’000,000)	Deposit interest income received from the Finance Company for the financial period ended RMB (’000,000)	Loan interest payable to the Finance Company for the financial period ended RMB (’000,000)	Other financial services fee payable to the Finance Company RMB (’000,000)
31 December 2009	862	819	11	71	0.02
31 December 2010	1,111	520	17	38	0
31 December 2011 (unaudited)	2,479	480	33	27	0

The historical maximum daily balance of the deposits with the Finance Company placed by the Group and the historical maximum daily balance of outstanding loans owned by the Group to the Finance Company under the Financial Services Agreement, during the three financial years ended 31 December 2011, were as follows:

	For the financial year ended 31 December RMB (’000,000)
	2009	2010	2011 (unaudited)
Maximum daily amount of deposits placed by the Group	1,964	2,524	3,952
Maximum daily amount of outstanding loans owed by the Group	2,508.7	1,150	520

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The loans provided by the Finance Company to the Group in the past were unsecured. In future, if the Company provides any guarantee and/or security in respect of any future loans to be provided by the Finance Company to members of the Group, it will comply with the then applicable requirements under the Listing Rules.

Reasons and benefits of the revision of the Cap

The Directors have been closely monitoring the Provision of Deposit Services. However, in the light of the increase in the amount of deposits actually required to be placed by the Group with the Finance Company exceeds the original projection, the original Cap will no longer be sufficient to cover maximum daily balance of the deposits to be placed by the Group with the Finance Company under the Financial Services Agreement for the period ending 31 December 2013. Accordingly, the Company and the Finance Company entered into the Supplemental Agreement to revise the Cap from RMB 4 billion to RMB 6 billion for the period from the date on which the revised Cap is approved up to 31 December 2012 and the financial year ending 31 December 2013 in order to comply with Rule 14A.36 of the Listing Rules.

The main reasons for the election by the Company to continue to use the Finance Company for the Provision of the Deposits Services are as follows:

•	The Finance Company is a non-bank financial company established under the approval of the PBOC with the business according to the “Administrative Measures for Enterprise Group Finance Companies” and financial license issued by CBRC;

•	The total amount of outstanding loans extended by the Finance Company to the CSAHC Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group);

•	the pricing policy of the Finance Company and commercial banks in China are subject to guidelines set by the PBOC. Therefore, the fees charged by the Finance Company for its services to the Company is comparable to those charged by PRC banks for similar services;

•	the Finance Company is regulated by the PBOC and the CBRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities. In addition, the capital risks are reduced through the introduction of risk control measures;

•	the Group usually receives interest on its money deposited with the Finance Company at rates which are no less favourable than the benchmark interest rates set by the PBOC. This arrangement allows the Group to achieve a more efficient use of its current capital, since the Group can enjoy better interest rates on depositing its current capital with the Finance Company than the benchmark rates of interest set by the PBOC that the PRC commercial banks can offer to the Group;

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•	the Finance Company is a regulated financial institution in the PRC and is entitled to interbank interest rates, which are generally higher than normal commercial interest rates when re-depositing deposits with commercial banks in the PRC. The Company also holds 18.75% equity interest directly, and 15.23% equity interest indirectly through its subsidiaries, in the Finance Company. Accordingly, the Company will share the benefit from the Finance Company’s profits;

•	pursuant to the relevant regulations of the PBOC and the CBRC, the customers of the Finance Company are limited to entities within the Group, thereby reducing the risks that the Finance Company may otherwise be exposed to if its customers included other entities unrelated to Group;

•	the Company has appointed director representatives in the Finance Company to supervise the operation and management and the internal control of the Finance Company. Further, the Finance Company will report to the Company on a monthly basis regarding the status of the Company's deposit and re-deposit with other commercial banks made by the Finance Company so as to strengthen the Company's supervision over its deposit in the Finance Company;

•	on 31 March 2009, pursuant to the financial services agreement entered into between the Company and the Finance Company, CSAHC, as the controlling shareholder of the Finance Company, has undertaken to the Company the following:

•	the Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group;

•	The operations of the Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from the Finance Company of the Company are definitely secure. In future, the Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

•	In respect of the Company's deposits with and borrowings from the Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company; and

•	As the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company; and

•	the Board has passed the "The Risk Control System relating to the Connected Transactions between China Southern Airlines Company Limited and Southern Airlines Group Finance Company Limited " on 28 July 2010 (the full text of which has been uploaded on the website of the Shanghai Stock Exchange at www.sse.com.cn)) and carried out connected transactions with the Finance Company according this system, so as to ensure the safety and liquidity of the deposits placed by the Company with the Finance Company.

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The Board (excluding the independent non-executive Directors whose view will be expressed in the circular) considers that the terms of the Supelmental Agreement and the revised Cap in respect of the maximum daily balance of deposit (including the corresponding interests accrued thereon) are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

Implications under the Listing Rules

The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, to CSAHC and its subsidiaries. As the Finance Company is a connected person of the Company under the Listing Rules, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under the Listing Rules.

As each of the relevant percentage ratios (except for the profits ratio which is not applicable) for the Provision of Deposit Services is higher than 5% but less than 25% on an annual basis, the Provision of Deposit Services constitutes a non-exempt continuing connected transaction under Rule 14A.35 of the Listing Rules and is subject to the reporting, annual review, announcement and the independent shareholders’ approval requirements under Rule 14A.48 of the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules and thus a discloseable transaction under Chapter 14 of the Listing Rules.

The Provision of Loan Services provided by the Finance Company to the Group would amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms similar or even more favourable than those offered from independent third parties for comparable services in the PRC and which is exempt under Rule 14A.65(4) of the Listing Rules from all reporting, annual review, announcement and independent shareholders' approval requirements since no security over the assets of the Group granted in respect of the loan.

Among the 11 Directors, three Directors, Mr. Si Xian Min, Mr. Wang Quan Hua and Mr. Yuan Xin An, who were connected Directors, were required to abstain from voting in respect of the Financial Services Agreements. All remaining eight Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Company’s articles of association.

An Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Provision of the Deposit Services. Independent financial advisers will be appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Provision of the Deposit Services.

CSAHC and its associates are required to abstain from voting in respect of the proposed resolution to approve the revised Cap in the general meeting.

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The Supplemental Agreement is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

FURTHER INFORMATION

The Company will send a circular containing, among other things, a letter of advice from the independent financial adviser to both the Independent Board Committee and the Independent Shareholders and a letter of recommendation from the Independent Board Committee to the Independent Shareholders and the details of the Provision of Deposit Services and the Cap on or before 16 April 2012 as more time is required to prepare the circular.

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

"Announcements"	the announcements issued by the Company on 12 November 2004, 15 November 2007 and 8 November 2010 in relation to, among others, the continuing connected transactions contemplated under the financial services agreement dated 12 November 2004, the financial services agreement dated 15 November 2007 and the financial services agreement dated 8 November 2010, respectively

“Board”	the board of Directors

“Cap(s)”	the maximum daily balance of deposits placed by the Company (including the corresponding interest accrued thereon) on any given day during the life of the Financial Services Agreement

"CBRC"	China Banking Regulatory Commission

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	directors of the Company

“Finance Company”	Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability

“Financial Services Agreement”	the financial services agreement dated 8 November 2010 entered into between the Parties

“Group”	the Company and its existing subsidiaries

“Independent Board Committee”	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the revision of the Cap

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“Independent Shareholders”	shareholders of the Company other than CSAHC and its associates

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Parties”	the Company and the Finance Company

“PBOC”	the People’s Bank of China, the central bank of the PRC

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“Provision of Deposit Services”	the provision of deposit of money services by the Finance Company to the Company pursuant to the Financial Services Agreement

“Provision of Loan Services”	the provision of loan services (including credit line services) by the Finance Company to the Company pursuant to the Financial Services Agreement

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supplemental Agreement”	the agreement supplemental to the Financial Services Agreement dated 16 March 2012 entered into between the Parties to revise the Cap

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Company Secretary

Guangzhou, the People’s Republic of China

16 March 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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